# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Take-Two Interactive Software, Inc., CIK 0000946581
CUSIP: 874054109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 110 West 44th Street, New York, New York (NY), 10036
Date of event which requires filing of this statement: 12/29/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001011438-22-000053
Filed by CIK 0001767640

## Reporting persons
- The Public Investment Fund: type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); sole voting power 0; shared voting power 11,414,680; sole dispositive power 0; shared dispositive power 11,414,680; aggregate amount beneficially owned 11,414,680 (6.2% of the class)
- Saudi Electronic Games Holding Company: type of reporting person: corporation (CO); citizenship or place of organization: Saudi Arabia (T0); sole voting power 0; shared voting power 11,414,680; sole dispositive power 0; shared dispositive power 11,414,680; aggregate amount beneficially owned 11,414,680 (6.2% of the class)
- The Saudi Fourth Investment Company: type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); sole voting power 0; shared voting power 11,414,680; sole dispositive power 0; shared dispositive power 11,414,680; aggregate amount beneficially owned 11,414,680 (6.2% of the class)

## Item 1. Issuer
Name of issuer: Take-Two Interactive Software, Inc.
Address of issuer's principal executive offices: 110 West 44th Street, New York, New York, 10036

## Item 2. Person Filing
Name of person filing: (i) The Public Investment Fund ("PIF"), (ii) Saudi Electronic Games Holding Company (doing business as Savvy Games Group) ("Savvy"), and (iii) The Saudi Fourth Investment Company ("Saudi Fourth", and together with PIF and Savvy, the "Reporting Persons")
Address of principal business office or, if none, residence:
For PIF: The Public Investment Fund Tower, King Abdullah Financial District (KAFD), Al Aqiq District, Riyadh, Kingdom of Saudi Arabia

For Savvy: Building 1 09, Floor 28, King Abdullah Financial District (KAFD), Al Aqiq District, Riyadh, Kingdom of Saudi Arabia

For Saudi Fourth: 3121, Financial Boulevard, 6790 Al Aqiq District, Riyadh 13519, Kingdom of Saudi Arabia
Citizenship: (i) PIF is a company formed under the laws of the Kingdom of Saudi Arabia, (ii) Savvy is a corporation formed under the laws of the Kingdom of Saudi Arabia, and (iii) Saudi Fourth is a limited liability company formed under the laws of the Kingdom of Saudi Arabia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, Saudi Fourth is the direct holder and beneficial owner of 11,414,680 shares of Common Stock, par value $0.01 per share ("Common Stock") of Take-Two Interactive Software, Inc. (the "Issuer"). Saudi Fourth is wholly owned by Savvy, which is wholly owned by PIF. PIF, as sole owner of Savvy, and Savvy as the sole owner of Saudi Fourth, may be deemed to share voting and investment power over the shares of Common Stock of the Issuer held by Saudi Fourth and therefore may be deemed to beneficially own such shares. PIF is the sovereign wealth fund of the Kingdom of Saudi Arabia.
Percent of class: As of the date hereof, each of the Reporting Persons may be deemed to beneficially own approximately 6.2% of the shares of Common Stock of the Issuer outstanding. Such percentage is based on 184,778,832 shares of Common Stock of the Issuer outstanding as of October 27, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.
Sole power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons may be deemed to have sole power to vote or to direct the vote of 0 shares of Common Stock of the Issuer.
Shared power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons may be deemed to have shared power to vote or to direct the vote of 11,414,680 shares of Common Stock of the Issuer.
Sole power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons may be deemed to have sole power to dispose or to direct the disposition of 0 shares of Common Stock of the Issuer.
Shared power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons may be deemed to have shared power to dispose or to direct the disposition of 11,414,680 shares of Common Stock of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The Public Investment Fund: /s/ Turqi A. Alnowaiser, Turqi A. Alnowaiser / Deputy Governor and Head of International Investments Division (12/31/2025)
- Saudi Electronic Games Holding Company: /s/ Brian Ward, Brian Ward/ Group Chief Executive Officer (12/31/2025)
- The Saudi Fourth Investment Company: /s/ Brian Ward, Brian Ward / Manager (12/31/2025)